

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Daniel E. Pittard
President and Chief Executive Officer
Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, CA 92008

>   **Re: Rubio's Restaurants, Inc.**
>   **Amended Preliminary Proxy on Schedule 14A**
>   **Filed June 29, 2010**
>   **File No. 000-26125**
>
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed June 29, 2010**
>   **File No. 005-57387**

Dear Mr. Pittard:

We have reviewed your response to our letter dated June 24, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filings provided by counsel.

Schedule 14A

Background of the Merger, page 14

1. We note your response to prior comment 8. Please expand upon your reasoning for not filing the other materials and information Cowen provided to the Board. Address why such material was not "materially related to the Rule 13e-3 transaction." We refer you to Item 1015(a) of Regulation M-A. Also provide us these additional written materials on a supplemental basis.

Fairness of the Merger…, page 35

2. We reissue prior comment 9. The revised disclosure on page 1 defining the term "unaffiliated stockholders" does not appear to exclude officers and directors of the Company, and as noted in our prior comment, the staff considers officers and directors as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders already excludes such persons.

3. We reissue prior comment 10 in light of our preceding comment. Please address how the Board, or any filing person relying on the Special Committee's recommendation or the opinion of Cowen, is able to reach the fairness determination as to unaffiliated security holders, given that neither the Special Committee's recommendation nor Cowen's opinion addressed fairness with respect to unaffiliated holders.

Analysis of Precedent Transaction, page 43

4. We note your response to prior comment 15. Please confirm that there were no other transactions that fit the criteria but were not included.

5. In this regard, please tell us why other restaurant chains, such as Luby's or O'Charley's did not satisfy the criteria, or if they did, why they were not considered comparable to you.

Summarized Financial Date, page 88

6. We note your response to prior comment 23 regarding why you believe that disclosure of the ratio of earnings to fixed charges is not applicable. As the reference to Item 503 in Item 1010(c)(4) serves only as guidance for purposes of how the ratio of earnings to fixed charges should be computed, please confirm the company does not have any other fixed charges for which disclosure of the ratio would be applicable, e.g. an estimate of the interest within rental expense, if any, as referenced in instruction 1(A) to paragraph 503(d) of Regulation S-K.

Please contact J. Nolan McWilliams at (202) 551-3217, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (858) 638-5014
        Larry W. Nishnick, Esq.
        DLA Piper LLP